June 6, 2005



Mr. Michael O. Aldridge
Senior Vice President and Chief Financial Officer
Petroquest Energy, Inc.
400 E. Kaliste Saloom Road Suite 6000
Lafayette, LA 70508


	Re:	Petroquest Energy, Inc.
		Form 10-K for the Fiscal Year Ended December 31, 2004
Filed March 8, 2005
		Form 10-Q for the Fiscal Quarter Ended March 31, 2005
      Filed May 9, 2005
      Response Letter Dated May 3, 2005
		File No. 000-19020


Dear Mr. Aldridge:

      We have reviewed your response letter and filings and have the following comments. We have limited our review to those issues we have addressed in our comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

10-K for the fiscal year ended December 31, 2004

Note 1 - Organization and Summary of Significant Accounting
Policies,
page F-7

Derivative Instruments, page F-9

1. In your response to prior comment 6 from our letter dated April 26, 2005 you indicate the gas hedging contract that expired during 2003 was the only derivative instrument that required accounting recognition of ineffectiveness. Given that, please explain to us why you believe the remainder of your natural gas and crude oil cash flow hedges are perfectly effective at offsetting changes in the fair value of the hedged forecasted transaction, and that no amount of ineffectiveness should be recognized. Please refer to Section 2 of the Implementation Guidance found at Appendix A of SFAS 133 for further information regarding assessing hedge effectiveness.

2. Your response to prior comment 7 from our letter dated April
26,
2005 states that you do "not expect any unrealized gains or losses to be reclassified into earnings within the next 12 months." As such, please explain to us when you intend to include the gain or loss included in accumulated other comprehensive income related to your cash flow hedges in earnings. Please note that 31 of SFAS 133 states that amounts in accumulated other comprehensive income shall be reclassified into earnings in the same period in which the hedged forecasted transaction affect earnings.

Please note the term "unrealized" as used in comment 7 from our letter dated April 26, 2005, refers to those gains or losses that have not been recognized in earnings. As such, we reissue prior comment 7.

  Closing Comments

      Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

	You may contact Mark A. Wojciechowski at (202) 551-3759, or in his absence, Jenifer Gallagher at (202) 551-3706, if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3686 with any other questions."

								Sincerely,



								Karl Hiller
								Branch Chief
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Mr. Michael O. Aldridge
Petroquest Energy, Inc.
June 6, 2005
page 1




UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

   DIVISION OF
CORPORATION FINANCE
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